03 MAR 31 AM 7:21



File: 082-04144

March 27, 2003

Re: Rule 12g3-2(b) – Submission by ~~Anadolu~~ Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the 2002 Annual Ordinary General Assembly and the resolution by the Board of Directors regarding the distribution of dividends.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,



Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.



DISCLOSURE BY ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

In its meeting dated 26.03.2003 our Board of Directors resolved with unanimous decision that "Based on the Company's 2002 calendar year operations, the Annual Ordinary General Assembly is to be held on 14th April 2003 Monday at 14:00 at the address "Esentepe Mahallesi, Anadolu Caddesi No:3 Kartal/İstanbul" with the agenda set forth below, the related announcement is to be made and all the necessary steps to be taken as required by the Turkish Commercial Code, the Articles of Association as well as the other related regulations to materialize and finalize the meeting."

Annual Ordinary General Assembly Agenda

1. Election of the Board of the Assembly and authorization of the Board of the Assembly to sign the Minutes of the Meeting on behalf of the General Assembly.
2. Reading out and discussion of the reports of the Board of Directors, Internal Auditors and the Independent External Audit Company as well as the Income Statement and Balance Sheet for 2002 calendar year, and decision on the distribution of profits.
3. Decision to acquit the members of the Board of Directors and Internal Auditors.
4. Election of the new members of the Board of Directors in place of those whose terms of office have expired and determine the terms of office and remuneration.
5. Election of the new members of the Internal Auditors in place of those whose terms of office have expired and determine the terms of office and remuneration.
6. Authorization of the members of the Board of Directors as per Articles 334 and 335 of the Turkish Commercial Code.
7. As per Article 14 of the Capital Markets Board communiqué regarding "External Independent Audit", in place of the independent external audit company whose term of service has expired at the end of 2002 fiscal year, the approval for the selection by the Board of Directors of Güney Serbest Muhasebecilik Mali Müşavirlik A.Ş. for the audit of the accounts and transactions in 2003 fiscal year,.
8. Closing.

File: 082-04144

DISCLOSURE BY ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

In its meeting dated 26.03.2003 our Board of Directors resolved to propose to the General Assembly that "From 2002 profits of our Company, a cash dividend of net 200 TL per each share of 1,000 TL nominal value to be distributed in order to provide a net profit distribution of 20% of the paid-in share capital." The decision is set forth below.

"It is decided, by an unanimous vote of the attendees, to propose to the 2002 Ordinary General Assembly for approval; whilst also considering the communication of the Ministry of Finance dated 13.03.2003 No: 010245 regarding the permission to distribute as dividend the income arising from bonus shares received from the affiliates, as per temporary Article 28 of the Corporate Tax Code, that is included in our 2002 commercial profits:

1. To be met from the period net profits and previous year extraordinary reserves, to allow for distribution of net 200 TL dividends per each share of 1,000 TL nominal value to result in 10,033,494,957,200 TL cash dividends that represents a ratio of 20% of our paid-in capital,
2. The distribution of dividends to start on 30.05.2003.